UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41247

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Satellogic Inc.

(Translation of registrant’s name into English)

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Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

SATELLOGIC INC.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter to Shareholders regarding Annual General Shareholders’ Meeting
99.2	Notice of 2024 Annual General Shareholders’ Meeting to be held on December 20, 2024
99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.
By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Date: December 2, 2024